April 13, 2005

United States Securities and Exchange Commission
Washington D.C.
20549
ATTN:	Linda Cvrkel
Branch Chief

Re: Precision Auto Care, Inc.
Form 10-KSB for the fiscal year ended June 30, 2004
Form 10-Q for the quarter ended September 30, 2004
Commission file #: 000-29478

Dear Ms. Cvrkel:

We have received your letter dated February 25, 2005 relating to your review of the above referenced filings. The following is a response to each of the nine comments.

Gain on Debt Restructuring

1.               We note from the discussion included on page 14 that the Company has included a reduction of approximately $659,000 in accrued expenses associated with its Mexican subsidiary in “gain on debt restructuring” in its consolidated statement of operations for the year ended June 30, 2003. Please tell us in further detail the nature and timing of the events or circumstances, which resulted in the reduction of these accrued expenses during 2003. As part of your response, please indicate when and why the accruals were initially established and explain why management no longer believes they are required. Additionally, please explain why the Company believes the classification of this reduction in accrued expenses should be reflected in “gain on debt restructuring” in the Company’s consolidated statement of operations.

Response:

 The Company’s subsidiary, Praxis Autopartes, S.A. de C.V, had been operating at a deficit since it was acquired by the Company in November 1997, until January 2001, when substantially all of the assets were sold to Shell Oil-Mexico (Shell Oil).  As a result, Praxis had accumulated over $1 million in accrued liabilities, approximately $350,000 related to tax obligations and $659,000 related to trade payables. These obligations remained with Praxis subsequent to the transaction with Shell Oil.  After a significant amount of time had passed from the transaction with Shell Oil, management consulted with legal counsel as to whether Praxis’ obligations would ever have to be repaid since it was insolvent and the Company had not received any communication from Praxis outstanding creditors regarding repayment of obligations due.  Based upon consultation with legal counsel, it was determined that the reduction in trade payables would be appropriate, however, it was counsel’s belief that the tax obligations could ultimately become a liability to the Company.  As such, the trade payables were credited to earnings and the tax obligations continue to be carried as a liability on the Company’s consolidated balance sheet.

The reduction in accrued expenses was classified as a gain on debt restructuring because these were obligations that were disposed of subsequent to the sale of Praxis and were appropriately excluded from operations. In retrospect, we could have established another category of cost in the “Other” section of the income statement that would have better described this adjustment as opposed to putting it in “Debt Restructuring” but given that it had been fully disclosed, we did not believe that including the adjustment in “Debt Restructuring” was inappropriate.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Segment Reporting

2.               We note from page 4 that you provide automotive services primarily through franchised operations located in the United States and in certain foreign countries. In future filings, please include a disclosure of revenues from external customers (l) attributed to the enterprise’s country of domicile and (2) attributed to all foreign countries in total from which the enterprise derives revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues should be disclosed separately. See paragraph 38 of SFAS 131.

Response:

As requested, in future filings, the Company will include a disclosure of revenues from external customers attributed to the enterprise’s country of domicile and attributed to all foreign countries in total from which the company receives revenue. If revenues from an individual foreign country are material, those revenues will also be disclosed separately.

Goodwill and Intangible Assets

3.               Your current disclosures in Note 2 only address the Company’s accounting policy for evaluating and measuring potential impairments in the recorded values of the Company’s long-lived assets with definitive useful lives. As goodwill represents a significant portion of the Company’s total assets, please revise future filings to disclose the Company’s accounting policy and methodology for evaluating and measuring potential impairments in the recorded values of the Company’s goodwill and indefinite lived intangible assets. As part of your revised disclosure, explain the methods and significant assumptions used to determine the fair value of your reporting units and explain how the Company’s operations are organized into reporting units for purposes of performing the goodwill impairment analysis. The discussion of goodwill and intangible assets included in your discussion of critical accounting policies on pages 12 and 13 of MD&A should be similarly revised.

Response:

There is currently a disclosure in Note 2, which addresses the Company’s accounting policy for evaluating and measuring potential impairments in the recorded values of the Company’s goodwill and indefinite lived intangible assets. Per your request, this policy will be expanded to include a discussion of the methods and significant assumptions used to determine the fair value of the reporting units. Furthermore, the discussion of critical accounting policies in the MD&A will also be revised. For your review, below is a sample of the disclosure language that we intend to use:

Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Intangible Assets”, requires that goodwill no longer be amortized, but instead be tested for impairment at least annually.  The Company engages a valuation expert to assist in estimating the Company’s fair value utilizing a discounted future cash flow approach that estimates revenue, driven by assumed market growth rates and appropriate discount rates.  These estimates are consistent with the plans and estimates we use to manage the underlying business.  In conjunction with management’s analysis, it determined that the Company has one reporting unit, which is the same as its reporting segment; Automotive Care Franchising.  Historically, management has performed its impairment analysis in the first quarter of each fiscal year.  The Company obtained a current business enterprise valuation for purposes of supporting its impairment analysis for fiscal year 2005.  Based upon this analysis, management determined that goodwill of approximately $8.7 million was not impaired.

Note 6 Income Taxes

4.               We note that the Company had established deferred tax asset valuation allowances of $6,425,000 and $7,054,000 at June 30, 2004 and 2003, respectively. We also note from the disclosure in Note 6 that the valuation allowances established related to net operating losses, which expire from 2014 through 2017. As the Company generated positive net earnings during both fiscal 2004 and fiscal 2003, and has continued to generate positive earnings during interim periods in fiscal 2005, please tell us and revise future filings to explain in further detail why management believes that it is more likely than not, that a significant portion of its deferred tax assets will not be realized and that a valuation allowance is therefore required at June 30, 2004. Also, explain in further detail how management determined the $629,000 that was released from the deferred tax asset valuation allowance during 2004. We may have further comments upon receipt of your response.

Response:

The Company sustained substantial losses prior to 2003 and had an accumulated deficit of $61 million. Although the company has been profitable since October 1, 2002, given the relatively limited history of profits and the fact that there is approximately $18 million in unused NOLS, the Company is evaluating the recovery of the deferred tax asset quarterly and reducing the valuation allowance as appropriate based upon its determination of the recovery of the deferred tax allowance. The $629,000 represented the change in the valuation allowance from 2003 to 2004 and was comprised of $156,000 representing the utilization of net operating loss carry-forwards in 2004 and $473,000 representing the release of the valuation allowance based on management’s assessment of the recoverability of deferred taxes, which included projections of 2005 pretax earnings.

Note 7 Debt Restructuring

5.               We note that in 2003 you recognized a gain on the extinguishment of debt held with Precision Funding LLC and a former board member, Arthur Keller who also owns 33% of the Company’s outstanding shares. As this debt is due from a related party, please supplementally tell us your basis for recognizing a gain on the extinguishment of this debt. It appears that this “gain” should be reflected as a capital transaction in your financial statements. See paragraph 20, footnote 1 of APB 26. Additionally, please tell us how you determined fair value of the common stock, Series A redeemable preferred stock and the warrants that were issued in connection with the restructuring transaction

Response:

On August 3, 2000, the Board of Directors entered into an agreement with Precision Funding, an entity owned by Arthur Kellar, and Desarollo Integrado, S.A. de C.V., of which a principal is Mauricio Zambrano, whereby Precision Funding provided $11.25 million in financing in order for the Company to refinance certain bank debt and have funding for working capital needs.

During fiscal years 2001 and 2002, management carried out a plan to sell off all owned and operated car care centers, dispose of the manufacturing and distribution business unit, refocus on the core franchising business and return the Company to profitable operations and cash flows.  Cash proceeds from the sale of such assets were used to pay debt and fund operations; however, the Company continued to experience declining revenue from franchise operations and remained cash constrained.  As such, the Company was unable to make principal and interest payments on the debt with Precision Funding.

In 2003, management determined that in order for the Company to continue as a going concern, management would have to restructure the debt with Precision Funding.  The Company entered into negotiations with Messr. Kellar and Zambrano offering them a combination of common and preferred stock and warrants in exchange for restructuring the debt.  At the time of the negotiations, Messr. Kellar and Zambrano collectively only owned approximately 37% of the Company and therefore did not have a controlling interest.

Messr. Kellar and Zambrano agreed to take equity in exchange for the debt. The fair value of the preferred stock was determined by the agreement between Messr. Kellar and Zambrano and the Company, which fixed the price at $10.36/share. The fair value of the warrants was calculated using the Black-Scholes methodology. The fair value of the common stock was based on the market value at the time that the agreement was executed.

Summing up, the loan was never made with the intent of later being converted to stock or any other form of equity. The deal that was struck with Messr. Kellar and Zambrano was truly viewed by management as a debt restructuring and in our view was accounted for appropriately.

6.               We note that during 2004 you recognized a gain of $160,000 due to extinguishment of debt with Board LLC, an entity composed of certain members of your board of directors. As the board of directors is a related party to the Company, it may be inappropriate to recognize a gain on the extinguishment of debt. Please supplementally tell us your basis for accounting for the extinguishment of the debt with Board LLC as a gain rather than a capital transaction. See paragraph 20, footnote 1 of APB 26. Additionally, please tell us how you determined the fair value of the warrants issued to Board LLC as part of the restructuring transaction.

Response:

The Board LLC that is referenced in this question consists primarily of former board members, none of which had a controlling interest in the Company. All but 2 of the 9 members of the Board LLC were former members of the Board as of the time that this debt was extinguished and therefore, this entity is not considered a related party. The fair value of the warrants was determined by the Black-Scholes methodology. Consistent with our response to the previous comment, we viewed this as a debt restructuring and believe the accounting to be appropriate.

Note 9 Related Party Transactions

7.               We note the disclosure in Note 9 indicating that the Company received a $450,000 note in connection with the sale of Hydro Spray in April 2003. We further note that on June 17, 2003, the purchaser of Hydro Spray bought the note back from the Company for $204,000. Please explain how the purchase price for the note compared to the carrying value of the note at the date it was repurchased. If an amount less than the carrying amount was received by the Company, please explain why the Company agreed to this arrangement and explain how any resultant loss was reflected in the Company’s financial statements.

Response:

Although the Company received a $450,000 note in connection with the sale of Hydro Spray, management determined that cost recovery accounting was appropriate for the note since it was issued by an entity, owned by Ernie Malas, a former employee of HydroSpray, which had limited operating history. Additionally, the original terms of the Note permitted it to be repaid over 7.5 years. Accordingly, management made the decision to fully reserve for the note at the time of sale. The plan was to recognize any gain from the note as the loan was paid. Therefore, when the note was sold at a discount, a gain was recognized for the cash proceeds received. Additionally, because the Company’s cash position was constrained, management determined it was in the best interest of the Company to negotiate an arrangement with Mr. Malas for a discount on the note in return for prompt payment.

Form 10-Q for the period ended December 31, 2004

Note 3. Master License Agreement

8.               We note from the disclosure provided in Note 3 that the Company plans to use the installment method for amounts due under the master franchise agreement with Hung Yue Holdings (Hong Kong) Ltd. due to the extended payment terms associated with this arrangement. We also note that although no centers had been opened under the agreement as of December 31, 2004, the Company had recognized $130,000 of revenues in connection with this arrangement during the six months ended December 31, 2004. Given that no centers had yet been opened under the arrangement, please explain why the Company believed it was appropriate to recognize $130,000 of revenues under this arrangement and explain in further detail how the amount recognized as revenue was determined. We note from the discussion on page 14 of MD&A that the Company had received $150,000 of advance payments under the terms of the agreement upon signing but do not understand why the receipt of “advance payments” would result in recognition of revenue. Please advise or revise as appropriate.

Response:

In August 2004, the Company signed a master franchise agreement with Hung Yue Holdings (Hong Kong) Co., Ltd. giving that firm’s affiliate, Precision Tune Auto Care (China) Company Limited, a license to open and operate at least 330 Precision Tune Auto Care (PTAC) car care centers in China over the next seven years.  SFAS 45 was reviewed for proper accounting of the above Master License Agreement.  Paragraph 8 refers to paragraphs 5 -7 as to how the revenue from area franchise sales should be recognized. In accordance with SFAS No. 45, revenue from this agreement will be recognized as all significant obligations are satisfied and collection of such fees is reasonably assured.  For the six months ended December 31, 2004, the Company recognized revenue of $130,000.  The Company has the ability to earn approximately $2.0 million through 2011.  The Company will earn $5,000 per center upon opening and a 1.5% royalty fee based on the total gross center sales.  No centers were opened as of December 31, 2004.

Hung Yue Holdings was required to make a non-refundable payment of $150,000 to the Company upon execution of the agreement. Upon execution of the agreement, the Company had fulfilled all significant obligations relating to the arrangement.  The only remaining obligation relates to providing one week’s training  to certain individuals of Precision Tune Auto Care (China) Company Limited.  As such $130,000 of the initial $150,000 payment was appropriately recognized as revenue at December 31, 2004, and $20,000 was deferred to cover the estimated costs associated for providing training.

General

9.               Comply with the comments on the Form 10-KSB for the year ended June 30, 2004 as they apply to filings on Form 10-QSB.

Response:

The Company will comply with the comments on the Form 10-KSB as they apply to filings on Form 10-QSB.

As requested, the Company acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filings.

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I believe that I have responded thoroughly to each question that you have asked. If you need additional information, please let me know.

Sincerely,

/s/ Robert R. Falconi

Robert R. Falconi
President and Chief Operating Officer